UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Asset Acceptance Capital Corp.

File No. 000-50552- CF#22023

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        Asset Acceptance Capital Corp. submitted an application under Rule 24b-2
requesting confidential treatment for information it excluded from the Exhibits to a Form
10-Q filed on May 1, 2008.

        Based on representations by Asset Acceptance Capital Corp. that this information
qualifies as confidential commercial or financial information under the Freedom of
Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined
not to publicly disclose it. Accordingly, excluded information from the following
exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.2   through April 30, 2009

        For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

                        Christian Windsor
                        Special Counsel
                        Office of Financial Services